FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated March 30, 2006

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Magyar Telekom
Investor Release

Contacts
Krisztina Förhécz	Magyar Telekom IR	+36 1 457 6029
Gyula Fazekas	Magyar Telekom IR	+36 1 457 6186
investor.relations@telekom.hu

Timing of Magyar Telekom’s Annual General Meeting

Budapest – March 30, 2006 – Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, today announced that due to the ongoing audit of Magyar Telekom’s financial statements, the Annual General Meeting of the company will not be held at end of April 2006. The exact date of the AGM and the amount of the proposed dividend payment will be announced as soon as the audit process is closed and the Board of Directors has made the necessary decisions.

As disclosed in the full-year 2005 results announcement made on February 13, 2006, the Company is currently inquiring into certain contracts, totalling approximately HUF 700 million, entered into by one of its subsidiaries, to determine whether they have been entered into in violation of company policy or applicable law or regulation. This inquiry, which is being conducted by an independent law firm and supervised by the Audit Committee, is still ongoing and it is still too early to determine the outcome. The completion of the audit of Magyar Telekom’s results is pending such determination. Magyar Telekom is committed to conducting this investigation in compliance with its legal and regulatory obligations and in cooperation with the pertinent governmental and regulatory bodies.

As a result of this delay in the date of the Annual General Meeting, the Company will fail to meet certain deadlines prescribed by the Hungarian Law and the Regulations of the Budapest Stock Exchange (BSE), which require issuers to prepare and file with the Hungarian Financial Supervisory Authority and the BSE their audited annual results approved by the AGM within 120 days following the end of the relevant fiscal year. The Company will seek to hold an AGM and have its annual results approved as promptly as reasonably practicable.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director, Investor Relations

Date: March 30, 2006